UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger
[   ] Liquidation
[   ] Abandonment of Registration
[   ] Election of status as a Business Development Company

2. Name of fund: The Wall Street Fund, Inc.

3. Securities and Exchange Commission File No.:  811-00515

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application            [   ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

55 East 52nd Street, 23rd Floor
New York, New York 10055

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lillian Kabakali, Esq. U.S. Bancorp Fund Services, LLC 2020 East Financial Way, Suite 100 Glendora, CA 91471 626-914-7372	or	Mark Amorosi K & L Gates LLP 1601 K Street, NW Washington, D.C. 20006 202-778-9351

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

(records relating to the investment adviser of The Wall Street Fund, Inc.)

Evercore Wealth Management, LLC
55 East 52nd Street, 23rd Floor
New York, New York 10055
(212) 822-7621

(records relating to the custodian of The Wall Street Fund, Inc.)

U.S. Bank National Association
Custody Operations
1555 North River Center Drive, Suite 302
Milwaukee, Wisconsin 53212
(414) 287-3967

(records relating to the administrator, accounting agent and transfer and dividend disbursing agent of The Wall Street Fund, Inc.)

U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, Wisconsin 53202
(414) 287-3967

(records relating to the principal underwriter of The Wall Street Fund, Inc.)

Quasar Distributors, LLC
615 East Michigan Street, 4th Floor
Milwaukee, Wisconsin 53202
(414) 287-3967

8. Classification of fund (check only one):

[X] Management company;
[   ] Unit investment trust; or
[   ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end          [  ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):  Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

From May 1, 2010 to the Present:

Evercore Wealth Management, LLC
55 East 52nd Street, 23rd Floor
New York, New York 10055

Prior to May 1, 2010, Wall Street Management Corporation served as the investment adviser of The Wall Street Fund, Inc., since its inception.  Morse, Williams & Co., Inc., the majority owner of Wall Street Management Corporation, was acquired by Evercore Wealth Management, LLC effective May 1, 2010.  As a result of this change of control of the adviser, The Wall Street Fund, Inc.’s shareholders were asked to approve, and did approve, a new investment advisory agreement with Evercore Wealth Management, LLC, at a special meeting of shareholders held on February 25, 2010.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

From May 1, 2010 to the Present:

Quasar Distributors, LLC 615 East Michigan Street, 4th Floor Milwaukee, Wisconsin 53202

Prior to May 1, 2010, Wall Street Management Corporation served as the principal underwriter of The Wall Street Fund, Inc.  Morse, Williams & Co., Inc., the majority owner of Wall Street Management Corporation, was acquired by Evercore Wealth Management, LLC effective May 1, 2010.

13. If the fund is a unit investment trust (“UIT”) provide:  Not applicable.

(a) Depositor’s name(s) and address(es):
(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ] Yes          [X] No

If Yes, for each UIT state:

Name(s):

File No.:  811- ______________

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes           [   ] No

If Yes, state the date on which the board vote took place:  June 3, 2014

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes          [  ] No

If Yes, state the date on which the shareholder vote took place:  September 15, 2014

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes          [  ] No

(a) If Yes, list the date(s) on which the fund made those distributions: September 30, 2014

(b) Were the distributions made on the basis of net assets?

[X] Yes          [   ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes          [   ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

 (e) Liquidations only:

Were any distributions to shareholders made in kind?

[   ] Yes           [   ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

[   ] Yes          [   ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes          [  ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes          [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ] Yes          [X] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?  [   ] Yes          [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes          X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:   $63,219

(ii) Accounting expenses:  $3,281

(iii) Other expenses (list and identify separately):  Proxy solicitation, printing and mailing cost: $8,344

(iv) Total expenses (sum of lines (i)-(iii) above):  $74,844

 (b) How were those expenses allocated?

Pursuant to the terms of an Agreement and Plan of Reorganization dated August 1, 2014, all of the expenses listed in Item 22(a) above were allocated to The Wall Street Fund, Inc.  The Wall Street Fund, Inc. was subject to an expense limitation arrangement with Evercore Wealth Management, LLC, the investment adviser to The Wall Street Fund Inc., in which Evercore Wealth Management, LLC reimbursed expenses above an annual rate of 1.00% of The Wall Street Fund Inc.’s average daily net assets.  Under this arrangement, Evercore Wealth Management, LLC absorbed certain of the expenses in connection with the reorganization.

(c) Who paid those expenses?

Please see the response provided to Item 22(b) above.

(d) How did the fund pay for unamortized expenses (if any)?  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes          [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[   ] Yes          [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes           [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger: Evercore Equity Fund (formerly “The Wall Street Fund”)

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-22548

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:  811-00515, Schedule 14A, August 1, 2014

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.  Not applicable.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Wall Street Fund, Inc., (ii) he or she is the President of The Wall Street Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Frederick Taylor
Frederick Taylor, President